UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

THIRD COAST BANCSHARES, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

88422P109

(CUSIP Number)

Castle Creek Capital Partners VIII, LP

11682 El Camino Real, Suite 320

San Diego, CA 92130

858-756-8300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

May 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAME OF REPORTING PERSONS Castle Creek Capital Partners VII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 345,044 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 345,044 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,044 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.35% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)	The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Castle Creek Capital VII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 345,044 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 345,044 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 345,044 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.35% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)	The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Castle Creek Capital Partners VIII, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 930,817 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 930,817 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 930,817 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.34% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)	The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Castle Creek Capital Partners VIII Co-Investment Fund A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 178,407 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 178,407 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,407 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.21% (1)
14	TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)	The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

1	NAME OF REPORTING PERSONS Castle Creek Capital VIII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC/AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,109,224 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,109,224 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,109,224 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.55% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)	The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 7, 2022, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on May 8, 2023 (the “Schedule 13D”), relating to the shares of common stock, par value $1.00 per share (“Common Stock”), of Third Coast Bancshares, Inc. (the “Issuer” or the “Company”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 2 that are not otherwise defined herein have the meanings attributed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Between May 22, 2023 and June 13, 2023, inclusive, Fund VII engaged in the following transactions to acquire an aggregate of 190,044 shares of Common Stock: (i) on May 22, 2023, Fund VII engaged in various open-market, broker acquisitions of additional shares of Common Stock, acquiring an aggregate of 12,000 shares of Common Stock at an aggregate cost of approximately $198,305; (ii) on May 23, 2023, Fund VII engaged in various open-market, broker acquisitions of additional shares of Common Stock, acquiring an aggregate of 25,000 shares of Common Stock at an aggregate cost of approximately $422,250, (iii) on May 24, 2023, Fund VII engaged in various open-market, broker acquisitions of additional shares of Common Stock, acquiring an aggregate of 100,000 shares of Common Stock at an aggregate cost of approximately $1,675,000 and (iv) on June 13, 2023, Fund VII engaged in various open-market, broker acquisitions of additional shares of Common Stock, acquiring an aggregate of 53,044 shares of Common Stock at an aggregate cost of approximately $901,217. Such shares were acquired using cash on hand.

Item 5.	Interest in Securities of the Issuer

Item 5 (a) - (c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

Reporting Person	Amount Beneficially Owned (3)(4)	Percent of Class (5)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote (1)(2)	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition (1)(2)
Castle Creek Capital Partners VII, LP	345,044	2.35%	0	345,044	0	345,044
Castle Creek Capital VII LLC (1)	345,044	2.35%	0	345,044	0	345,044
Castle Creek Capital Partners VIII, LP	930,817	6.34%	0	930,817	0	930,817
Castle Creek Capital Partners VIII Co-Investment Fund A, LP	178,407	1.21%		178,407		178,407
Castle Creek Capital VIII LLC (2)	1,109,224	7.55%	0	1,109,224	0	1,109,224

(1)	CCC VII disclaims beneficial ownership of the Common Stock owned by Fund VII, except to the extent of its pecuniary interest therein. Additionally, the shares of Common Stock owned by the Fund VIII Entities are not included in the amounts or percentages reported herein by the Fund VII Entities, as the Fund VII entities do not have beneficial ownership (as defined in Rule 13d-3 under the Act) of the shares of Common Stock owned by Fund VIII.

(2)	CCC VIII disclaims beneficial ownership of the Common Stock owned by Fund VIII and Fund VIII Co-Invest, except to the extent of its pecuniary interest therein. Additionally, the shares of Common Stock owned by the Fund VII Entities are not included in the amounts or percentages reported herein by the Fund VIII Entities, as the Fund VIII entities do not have beneficial ownership (as defined in Rule 13d-3 under the Act) of the shares of Common Stock owned by Fund VII.

(3)	Represents the number of shares of Common Stock issuable upon conversion of Series A Preferred Stock (based upon the Conversion Rate as of the date hereof as set forth in the Certificate of Designation, Preferences and Rights of the Series A Preferred Stock filed by the Company with the Secretary of State of the State of Texas on September 30, 2022 (the “Series A Certificate of Designation”)), subject to the limitations described in footnote (4) below.

(4)	Excludes 479,665 shares of Common Stock issuable upon conversion of 10,792 shares of Series A Preferred Stock (based upon the Conversion Rate as of the date hereof as set forth in the Series A Certificate of Designation) held by the Fund VIII Entities (due to the legal and contractual restrictions on the Fund VIII Entities’ ownership of Common Stock described herein) and all of the Warrants. Since Fund VIII does not presently, and will not within the next 60 days, have the right to acquire Common Stock in respect of such Series A Preferred Stock and the Warrants (due in part to the limitations described in Item 6 of the Schedule 13D), those underlying shares are not included in the amount reported herein.

(5)	This calculation is based on 14,689,579 shares of Common Stock outstanding, which was calculated based on (i) 13,580,355 shares of Common Stock of the Company outstanding as of May 4, 2023, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 9, 2023, and increased by (ii) 1,109,224 shares of Common Stock underlying 24,958 shares of Series A Preferred Stock (which is the maximum number of shares of Series A Preferred Stock that the Fund VIII Entities would be permitted to convert into Common Stock based upon the limitations in the Investment Agreement, the Series A Certificate of Designation and other agreements and applicable law). Based on the foregoing calculations, the Fund VII Entities and the Fund III Entities collectively own 9.9% of the issued and outstanding shares of Common Stock

Item 5(e) of the Schedule 13D is hereby amended and supplemented as follows:

Fund VII engaged in the following transactions with respect to the Common Stock during the last sixty days: (i) on May 22, 2023, Fund VII acquired 12,000 shares of Common Stock at a weighted average price per share of $16.5254 (in various open-market, broker transactions ranging from $16.22 to $16.70 per share, inclusive), (ii) on May 23, 2023, Fund VII acquired 25,000 shares of Common Stock in open-market, broker transactions at a price of $16.89 per share, (iii) on May 24, 2023, Fund VII acquired 100,000 shares of Common Stock in open-market, broker transactions at $16.75 per share (iv) on June 13, 2023, Fund VII acquired 53,044 shares of Common Stock in open-market, broker transactions at $16.99 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the SEC, upon request, full information regarding the number of shares purchased at each separate price within the ranges set forth in this Item 5(c).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 15, 2023

CASTLE CREEK CAPITAL PARTNERS VII, LP

By:	/s/ Tony Scavuzzo
Name:	Tony Scavuzzo
Title:	Managing Principal

CASTLE CREEK CAPITAL VII LLC

By:	/s/ Tony Scavuzzo
Name:	Tony Scavuzzo
Title:	Managing Principal

CASTLE CREEK CAPITAL PARTNERS VIII, LP

By:	/s/ Tony Scavuzzo
Name:	Tony Scavuzzo
Title:	Managing Principal

CASTLE CREEK CAPITAL PARTNERS VIII CO-INVESTMENT FUND A, LP

By:	/s/ Tony Scavuzzo
Name:	Tony Scavuzzo
Title:	Managing Principal

CASTLE CREEK CAPITAL VIII LLC

By:	/s/ Tony Scavuzzo
Name:	Tony Scavuzzo
Title:	Managing Principal